UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

WORLD TREE USA, LLC
(Exact name of registrant as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

1910 South Stapley Dr., Suite 221 Mesa, Arizona	85204
(Address of principal executive offices)	(Zip Code)

(888) 693-8733

Registrant’s telephone number, including area code

Series A 2019 Eco-Tree Units

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statement Disclosure

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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ITEM 1. BUSINESS

DESCRIPTION OF OUR BUSINESS

Structure

World Tree USA, LLC was formed as a limited liability company under the laws of Nevada, USA on June 3, 2015. The Company was originally formed with the name World Tree COP 2015, LLC. On September 19, 2016, the company amended its Articles of Organization to change the name to World Tree COP USA, LLC. On April 24, 2019, the Company amended its Articles of Organization to change the name of the company to World Tree USA, LLC. The Company’s address is 1910 South Stapley Dr., Suite 221, Mesa, AZ 85204.

Related Parties

World Tree Technologies, Inc. is the Manager of the Company (the “Manager”), and was incorporated under the laws of Nevada, USA on January 16, 2002. Wendy Burton owns approximately 80% of the issued and outstanding shares of World Tree Technologies, Inc.

Other World Tree Programs

The Eco-Tree Program was previously called the Carbon Offset Program. The Company changed the name of the program due to confusion from both investors and farmers as to the nature of its business.

The Eco-Tree Program was initially launched in Canada, by a related entity, World Tree COP, Inc. World Tree COP Inc. was incorporated under the laws of British Columbia, Canada on December 20, 2016 to raise capital as part of the Eco-Tree Program in different years and/or geographical regions than the Company. World Tree COP, Inc. has raised capital annually since 2015, and has a total of 1,085 acres planted to date on behalf of its investors.

While these entities share management with the Company, they remain independent entities. As of the date of this Offering Circular, World Tree COP Inc. and the Company share plantation locations in order to maximize diversification of plantations, reduce risk for each company and minimize costs.

Our Business

The Company is committed to engaging in operations and business activities in order to achieve the following goals:

i.	To restore Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable.

ii.	To promote the planting and harvest of the Empress Splendor tree (“ES Tree”) as a powerful way to impact global warming, to regenerate the soil and to meet the world’s growing demand for lumber.

iii.	To participate in a collective effort to reduce the carbon footprint of investors.

iv.	To make distributions to investors upon harvesting ES Trees.

v.	To provide new opportunities to farmers within the field of agro-forestry in general, and in particular the growth and harvest of Empress Splendor trees.

The Company will carry on the business of the Eco-Tree Program for the benefit of its investors and engage in such other operations and business activities as may be necessary or appropriate for those purposes.

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Overview of the Eco-Tree Program

The Eco-Tree Program provides investors the opportunity to participate in a timber investment while creating direct environmental benefits relating to soil restoration and reversing climate change. The Eco-Tree Program leverages the fast growth rate of the Empress Splendor Tree to maximize the economic and environmental benefits of agroforestry.

Empress Splendor (Paulownia) is the fast-growing tree in the world that produces a lightweight hardwood with a very high strength/weight ratio. Grown in plantation and permaculture settings, its high growth rate, carbon sequestration and soil enhancing properties make it an ideal eco-timber. We believe the high demand in Asia, combined with the largely unexplored North American market, represent a significant timber marketing opportunity, especially considering recent consumer shifts to sustainable products.

Lumber properties include:

•	Very light yet strong hardwood
•	Extremely buoyant
•	Does not absorb water
•	Resistant to rot and termites
•	Good insulator
•	Easily stained or painted

Market highlights include:

•	Demand for timber is anticipated to double over the next 30 years
•	Used for furniture, crown molding, veneers, window blinds and finishing wood
•	Used for boats, surfboards and musical instruments
•	Highly prized in Asia
•	North American market is undeveloped
•	Sustainably grown timber which appeals to green consumers
•	Rapidly expanding markets including eco-products markets
•	Superior to balsa and could replace it for aerospace and wind turbine applications
•	Competitive with bamboo ($60 billion industry) as a sustainable plywood product
•	Better for the environment than plastics, yet can be combined with resins

Carbon emissions are widely recognized as one of the most significant factors in global warming. Planting trees through both agroforestry and afforestation helps to mitigate global warming through carbon drawdown and provides other environmental benefits1.

“Agroforestry is an appealing option for sequestering carbon on agricultural lands because it can sequester significant amounts of carbon while leaving the bulk of the land in agricultural production. Simultaneously, it can help landowners and society address many other issues facing these lands, such as economic diversification, biodiversity, and water quality.”[2]

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1 http://www.drawdown.org/solutions/land-use/afforestation

2 http://www.srs.fs.usda.gov/pubs/ja/ja_schoeneberger002.pdf

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“As of 2014, 709 million acres of land were used for afforestation. Establishing timber plantations on an additional 204 million acres of marginal lands can sequester 18.1 gigatons of carbon dioxide by 2050. The use of marginal lands for afforestation also indirectly avoids deforestation that otherwise would be done in the conventional system. At a cost of $29 billion to implement, this additional area of timber plantations could produce a net profit for landowners of over $392 billion by 2050.” - Drawdown, by Paul Hawken

The Eco-Tree model is based upon the growth of Empress Splendor trees for the purpose of carbon drawdown, while deriving profits from the harvest of the Empress Splendor trees grown in the program. The rapid growth rate of the ES Trees makes them particularly attractive for timber production, as they can reach hardwood maturity in ten years or less (as compared with 20-50 years for other hardwood trees). In addition, the Empress Splendor tree uses a form of photosynthesis called C4 which makes it a particularly powerful conduit for carbon drawdown.

The Manager contracts with farmers in diverse geographic locations to grow Empress Splendor trees on behalf of the Company. The Company intends to build on its current base of farmers in North and Central America, continuing to work with farmers in diverse locations to mitigate risk.

The Empress Splendor trees mature in approximately eight to twelve years, at which point they can be harvested and sold for lumber. Any profits from the harvest of the trees will be distributed 50% to the farmers; 25% to the Manager; and 25% to the Investors of that particular series, pro-rata.

Ownership of Trees

Investors do not own individual ES Trees but instead, have the right to share pro-rata in any future profits of the Company resulting from the harvest and sale of the ES Trees underlying such investor’s units.

The Company contracts with the Manager who in turn contracts with the farmer on behalf of the Company to oversee the planting, care and management of the ES Trees. Stands of trees are kept separate and distinct for each unit series (e.g. Eco-Tree 2018, Eco-Tree 2019).

The Manager uses a database called PipeDrive to record all the crop information. The geo-location of the trees is recorded in the Company’s database. The Company confirms the location in Google Earth and adds location information to PipeDrive. Geo-location is accurate within 8 meters.

THE EMPRESS SPLENDOR TREE

Attributes of Empress Splendor Trees

Empress Splendor Trees are a member of the genus Paulownia, which is reported in the Guinness Book of World Records to be the fastest growing tree in the world. Characteristics of the tree include:

i.	Fast growing time: grows 10-20 feet in first year and 5-10 feet per year thereafter (depending on growing conditions)[3]

ii.	Timber varieties reach a height of 50–70 feet.

iii.	Non-invasive deep tri-tap root system[4]

iv.	Natural built-in fire retardant

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3 (See http://www.permaship.org/Home/permaculture-concepts/paulownia-overview; or http://toadgully.com.au/files/Indices%20of%20Paulownia%20Growth%20Characteristics.pdf)

4 http://toadgully.com.au/files/Data02.pdf

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“It is my opinion that Paulownia can be considered fire resistant. They are generally green leaved during peak fire season. The leaves do not contain volatile oils in the way Eucalyptus or Pinus species do. The sapwood is very moist. The bark is mostly smooth and thin and not highly fissured or containing dry fibrous material. I have burnt dry grass right up to the base of Paulownia without the trunk catching alight and the trees are not harmed by moderate grass fires. I suspect it would take a severe fire storm fueled by other more flammable vegetation nearby to cause a Paulownia plantation to burn.” - James Lawrence, Toad Gully Growers.

v.	Ready for harvest within 8-12 years (depending on climate)[5]

vi.	Will generate up to 7 harvests from a single root for a total of approximately 50-70 years of production.[6]

Empress Splendor Startlings

Empress Splendor trees are grown from startlings. The Manager owns eighteen different genotypes of ES startlings which are used exclusively for the Eco-Tree Programs. These genotypes have been researched over 20 years and have been selected for the timber quality, growth speed, and favorable carbon sequestration as compared with other trees. The ES startlings are propagated in a sterile, laboratory environment and tissue cultures are shipped to nurseries to grow into small plants (up to 10 cm tall) before shipping to farmers. The variety of ES Trees are chosen based on the temperature/rainfall/soil profile of where the ES Trees are planted.

The Manager works with localized nurseries in different regions to grow out the ES Trees. This deliberate strategy of logistic diversification reduces risks and dependences. Additionally, working with localized nurseries reduces costs.

The Empress Splendor tree (from left to right): ES startling at the nursery; 6 months after planting; At maturity.

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5 See http://www.permaship.org/Home/permaculture-concepts/paulownia-overview.

6 See http://www.permaship.org/Home/permaculture-concepts/paulownia-overview.

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Growing Zones and Planting Requirements

The Company plants Empress Splendor trees in diverse geographical areas to mitigate risks associated with weather and disease.

The Manager has researched and tested various conditions to figure out the optimal growing conditions that will produce high quality lumber. ES Trees are planted a minimum of 20 feet apart and plantation locations are assessed on the basis of season temperatures, rainfall, elevation, soil type and the topography of the land.

Soil: Ideal conditions for planting are a free draining, sandy loam soil with direct sunlight. ES Trees do not grow well in bottomland or wet soil and it is recommended that the water table be deeper than 5 feet7. The ES Trees may require fertilizer depending on the local soil and climate.

Temperature: In North America, the recommended growing zones are 7-11 (see map below8). To see substantial growth, summer temperatures of 70°F (21°C) and above for at least 5-6 months are optimal. ES Trees can withstand a low temperature of 0°F (-17°C) to -10°F (-23°C) for a short period of time and high temperatures up to 120°F (49°C). The trunks can be wrapped to help protect the tree.

Irrigation: ES Trees may require irrigation in the first few years while they establish their root system. Irrigation requirements depend on the area of planting and are assessed before a farmer is accepted into the Eco-Tree Program. The Company is focusing its efforts on finding farmers in zones with enough rainfall through the year to reduce irrigation demands. Farmers in drier areas (e.g. Texas) are expected to irrigate and farmer-specific irrigation expectations are written into their contract.

Elevation: In areas closer to the equator, higher elevations (3000 feet and higher) are required to ensure the seasonal changes required for optimal wood growth.

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7 (http://toadgully.com.au/paulownia-information)

8 (http://planthardiness.ars.usda.gov/PHZMWeb/)

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Pruning: To produce high quality lumber, ES Trees must be pruned regularly (at least annually) in the second, third and possibly fourth years.

Carbon Drawdown and Other Environmental Benefits

The Company grows Empress Splendor trees in plantation and permaculture settings and harvests the trees in 8-12 years from planting. The ES Trees regenerate after harvest, providing a long-term source of lumber without replanting.

Environmentally beneficial properties include:

•	Non-invasive, non-GMO, Earth-friendly
•	Regenerates after harvest without replanting
•	Protects old growth forests by growing trees as a timber crop
•	Revitalizes the soil
•	Intercrops well with other plants, improving overall harvest

Plantation-based timber is widely recognized as a solution for reversing climate change and protecting forests9. The fast growth rate is fueled by extremely efficient carbon sequestration using C3/C4 Photosynthesis10.

Scientific research and field data on carbon uptake in the ES Tree is sparse. In 2005, the Manager commissioned a study of the carbon sequestration of the ES Trees from Environment Resources Trust that showed carbon uptake of up to 103 metric tons of carbon dioxide per acre per year11. Because this study was over a decade old, in 2019, the Manager hired another third-party research group – NatureBank - to study the carbon uptake of the ES Tree. The report from NatureBank (available at https://worldtree.info/wp-content/uploads/2019/11/World-Tree-Ecosystem-Services-Valuation-external-Nov-2019.pdf) puts carbon sequestration rates from Empress Trees in the range of 38-90 metric tons of carbon per year. These estimates compare favorably with other more commonly known trees which sequester between 2.2 and 9.5 metric tons per year.12

Due to the ES Trees’ ability to sequester carbon dioxide, it is a particularly well-suited vehicle for offsetting the carbon that investors generate during the normal course of their lifetime.

The environmental benefits extend to the soil13. The large leaves absorb nitrogen from the air14, providing a natural fertilizer to the soil. Empress tree plantations will revitalize and regenerate impoverished land, allowing farmers to grow new crops in soils that have been depleted from over-farming.

World Tree produces Empress trees using methods that put the environment first. Many of our farmers intercrop their ES Trees with other plants (especially coffee plants) and are encouraged to use organic farming practices. The Empress tree is gaining support in the permaculture community15 as a tree that grows well with other plants and restores the soil.

All investors will receive a non-transferable Impact Certificate issued by the Company. The Impact Certificate will show the total anticipated impact of their investment and the entire investment for that season measured by carbon sequestration, soil restoration and number of farmers supported.

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9 (http://drawdown.org/solutions/land-use/afforestation)

10 (http://worldtree.eco/files/PaulowniaDissertation.pdf)

11 (http://worldtree.eco/files/ERT-Carbon-Sequestration-Projection.pdf)

12 http://www.fas.org/sgp/crs/misc/R40562.pdf

13 http://cdn.worldtree.eco/wp-content/uploads/20190417182049/agroforestry_gem_treeoflifejournal.pdf

14 http://designerecosystems.com/2014/09/10/best-nitrogen-fixing-tall-trees-for-temperate-climate/

15 Paulownia and Permaculture: http:// www.ourochreway.com/permaculture-plants-for-the-homestead-paulownia/; Carbon Farming and intercropping: http://permaculturemag.org/2016/06/carbon-farming/; Permaculture, inter-cropping and soil regeneration: http://www.permaship.org/Home/permaculture-concepts/paulownia-overview

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Chief Operations Officer Dr. Cathy Key at an Empress Tree plantation in Costa Rica, where the trees are inter-cropped with coffee plants.

Invasive Properties and Other Environmental Concerns

Paulownia is native to China and is considered an introduced species in North America16. However, the oldest fossils of Paulownia leaves have been found in the United States in Washington state17. Dated at around 40,000 years before present, the leaves were positively identified by Dr. Charles J. Smiley as Paulownia. Dr. Smiley asserts that the Empress tree became extinct in North America due to glaciation in the later ice ages. The tree was re-introduced to North America around 200 years ago by the Chinese.

There are many varieties of Paulownia, only one of which is considered invasive. Paulownia tomentosa is on the United States government’s invasive species list18, although this is disputed by the American Paulownia Association19. The Company will not under any circumstance plant the tomentosa variety of Paulownia. All other varieties of Paulownia are not invasive. The Company intends to grow primarily Paulownia fortunei, especially in the warmer climates, and is running trials with other varieties for cold tolerance.

The Rainforest Alliance is internationally recognized as a certification program for sustainable forestry and best practices for tree planting and agroforestry. The Rainforest Alliance has chosen Paulownia as an ecologically sound tree for the purposes of reforestation and carbon sequestration20.

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16 http://plants.usda.gov/core/profile?symbol=pato2

17 Smiley, Charles J. (February 1961). "A Record of Paulownia in the Tertiary of North America". American Journal of Botany. 48 (2): 175–179. doi:10.2307/2439100. JSTOR 2439100

18 http://www.invasivespeciesinfo.gov/plants/printree.shtml

19 http://worldtree.eco/files/Paulownia_noninvasive_APA.pdf

20 http://worldtree.eco/files/rainforest_alliance_.pdf

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EMPRESS SPLENDOR LUMBER

About Empress Splendor Lumber

Characteristics of harvested Empress lumber include:

Blonde timber with a long straight grain, which air dries quickly with low shrinkage and does not easily warp, crack or deform.

Empress wood is about 2/3 the weight of the lightest commercial wood grown in the United States.

•	It is almost 1/3 the weight of oak (44 lbs. p/cubic ft.) and half the weight of pine (30 lbs. p/cubic ft.).
•	It has one of the highest strength/weight ratios of any wood (30% stronger than pine).
•	Empress wood has been widely used in the orient for fine furniture, musical instruments, carvings and decorative finishes for over 1,000 years.
•	It can be peeled for veneer in 1/16 - 1/32-inch thickness.
•	Intricate patterns can be cut with a jig saw or band saw without splitting easily and has been a favorite for many carvers in the United States.
•	Furniture, doors and windows can be made with close tolerances.
•	All normal finishing materials can be applied, and it bonds well with glue.
•

Air-drying takes as little as 30 days. Boards can be kiln dried at high temperatures in as little as a few weeks. Reported shrinkage from green to oven-dry is only 2.2% radial and 4.0% tangential. It remains stable during changes in humidity and experiences little shrinkage or expansion compared to most other woods.

•	It is highly durable and resists decay under non-ground contact conditions.
•	The wood is insect resistant, as well as more fire resistant due to the moisture content of the tree during growth.
•	Empress log homes are said to have twice the R factor as pine or oak logs and are a very good insulator.
•	Ignition temperature for Empress wood is approximately 420 - 430 degrees Celsius (other hardwoods ignite at 220-225 degrees Celsius).
•	This temperature resistance also serves to give the wood a high fire resistance.

Technical Specifications

Density:

Density @10% moisture content: 14.37 – 18.75 lbs./cuft

Density @ oven dried: 17.11 lbs./cuft

Chemical Composition:

Alpha-Cellulose content: 40.72%; 38.50%-41.46%

Pentosan: 24.78%; 20.56%-25.35%

Lignin content: 20.87%; 21.24%-24.28%

Leaves: ursolic acid, C30H4803; matteucinol, C18H1805 Xylem: Paulownium, C20H18O7@CH3OH; d-Sesamin

Bark: syringin, C17H24O9@H2O; Catapinoside

Bending & Compression Properties:

Modulus of rupture (mor): 5420-5740 psi

Modulus of elasticity (moe) x 10 to 6th: 0.735-0.758 psi Compression parallel to grain: 2800-3560 psi

Compression perpendicular to grain: 300-440 psi

Shear parallel to grain: 800-1150 psi

BTU (British thermal unit)

7600-8400 per pound

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Hardness:

Janka Hardness Scale: 260-290

Shrinkage Coefficient (%)

Specific gravity: 0.251 - 0.274 (23 to 30% of the density of water) Specific gravity @ 10% MC: 0.265

Radial: 1.1 - 2.7

Tangential: 2.1 – 4.9

Green to Oven Dry: 5.9

Moisture Absorption:

(92% Relative Humidity @ 20 degrees C)

1-day; 2-day; maximum

12%; 15%; 19%

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RETURN ON HARVEST: YIELD AND SELLING PRICE

Revenue from the harvest of the ES Trees is based on two factors:

1)	Board Feet of Lumber Produced:

The volume of ES Lumber produced is determined by the number of trees on the land, the height, diameter and taper class of the trees. The volume is specifically calculated according to industry log scaling standards. The measured trees are scaled using the Doyle log scale21. The Doyle scale calculates log volume based on board feet of usable lumber in the tree.

The Doyle scale is used in the southern United States. This scale actually underestimates the volume of wood in comparison to some other log scales. The Doyle log scale estimates the volume of wood per tree to be 300bf, compared with the Scribner Rule22 which calculates a yield of 324 bf and the International Rule23 anticipates a yield of 369 bf. Note that we log from private land and do not pay stumpage.

Based on 110 trees per harvested acre, the anticipated yield is:

Trees per acre:	110
Yield per tree:	300 board feet
Yield per acre:	33,000 board feet

A well-managed plantation can produce up to 33,000 board feet of ES Lumber per acre. A plantation that is destroyed would not produce any board feet of ES Lumber. Investors will receive returns based on all the plantations harvested as part of that particular crop.

2)	Selling Price Per Board Foot:

The second factor affecting return is the selling price of the lumber. In the current market, ES Lumber sells for between $3 and $14 USD per board foot depending on the quality of the ES Lumber. It is predictable that different plantations and different farmers will produce ES Lumber of varying quality.

The Company’s research on pricing and the market is described in more detail below.

Related to price is the cost of the harvest. It is common practice in forestry for the buyer to pay the cost of harvest. However, better overall profits can be gained if the Company pays for its own harvest and mills and dries the timber before sale. Recent experience suggests an average cost to harvest of $2 per board foot.

Calculation of return per acre

The table below shows potential returns based on the overall survival of one acre of ES Trees at 75% and a blended pricing spread of $3 to $14. The table shows the revenues and expenses relating to the harvest only. The costs of growing and maintaining the ES Trees are covered by the investment capital received in the Company’s securities offerings.

Trees per acre	110
BF per tree	300
BF per acre	33,000
-25% loss	-8,250
Total avg. yield / acre	24,750

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21 Yield is based on the Doyle Rule (http://americanstavecompany.com/boardfootcalc.html) which is the most conservative of the log yield calculators.

22 http://www.spikevm.com/calculators/logging/scribner-decimal-rule.php

23 http://www.spikevm.com/calculators/logging/scribner-decimal-rule.php

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TOTAL REVENUE	$191,813
25% low grade @ $3 / BF	$18,563
50% medium grade @ $7/ BF	$86,625
25% high grade @ $14 / BF	$86,625

EXPENSES	$49,500
COST HARVEST @ $2 / BF	$49,500

PROFIT	$142,313
FARMER (50%)	$71,157
INVESTOR (25%)	$35,578
WORLD TREE (25%)	$35,578

Effect of Tree Survival on Yield

In the return per acre calculations above, the Company has assumed a 75% survival rate of the ES Trees. The Company anticipates that over an average 10-year cycle that some ES Trees, and in some cases entire plantations, will not survive. Losses may be due to weather, disease, lack of due care by farmers or breach of contract by the farmer. The Company plants ES Trees in a variety of locations in order to spread the impact of these risks.

The trees are most vulnerable in the first two years. The Company holds a reserve of 30 trees per acre to replace losses in the first two years of planting. Farmers must report losses which are verified by the farmer support team. Losses of more than 20% (or 22 trees per acre) are red flagged for investigation and recommendations are made before replacement trees are sent.

In cases where a farmer is unable or unwilling to care for the trees, the Manager has the right to take over and manage the plantation pursuant to the terms of the Crop Contracting Agreement. However, if the trees are too small or too weak, the expense of managing the trees may outweigh the benefits and the trees will be written off as losses.

A related company, World Tree COP, Inc. (a Canadian corporation) is currently reporting approximately 25% losses for trees in its 2015 program (to be harvested in 2025). Losses were primarily due to the unreliable quality of the tree stock. Trees were supplied from an Australian vendor who sent roots that were of variable sizes. Some of the roots were extremely small and these trees had poor performance in the field. The Company and the Manager no longer work with this supplier.

The Company planted trees in 2017 and 2018 on behalf of its 2016 Series A members. The Company shares plantation sites with World Tree COP Inc., and the two companies planted a combined total of 59,712 ES Trees at 44 plantation locations. An additional 11,200 ES Trees are in contract to be planted at 11 shared plantation locations in 2020. Survival of these trees for the 2016 Series A is currently estimated at 49%. Issues were due to two factors: first, a delivery of the ES startlings suffered considerable stress due to being too long in transit; and second, two of the farmers were unwilling to do the necessary land management and weed control. After inspecting both farms the Manager recommended discontinuation of the program at these sites.

The Company planted trees in 2019 on behalf of its 2018 Series A members. The Company shares plantation sites with World Tree COP, Inc. and the two companies planted a combined total of 109,905 ES Trees at 45 plantation locations. An additional 34,261 ES Trees are in contract to be planted at 11 shared plantation locations in 2020. Survival of the trees planted for the 2018 Series is currently averaged at 82% survival, although it is too early to tell long-term survival as these trees were only planted recently.

The Company uses 75% survival rate as a baseline target in running its programs. We feel this rate is reasonable in light of the higher survival rates observed by our Farmers. Additionally, we feel even better results are possible given recent improvements in tree stock and supply chain.

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Survival and its Impact on Returns

Survival (or in other words, board feet produced per acre) will also impact yields and hence returns. The below table shows potential profits per acre contingent on survival, based on a blended pricing model of between $3 and $14 per board foot.

For example:

The first revenue line ($25,575) from 3,300 BF/acre at 10% survival is calculated as follows:

Revenue is calculated by:

25% of the BF/acre (25% of 3,300 is 825) x $3.00/BF = $2,475

+ 50% of the BF/acre (50% of 3,300 is 1,650) x $7.00/BF = $11,550

+ 25% of the BF/acre (25% of 3,300 is 825) x $14.00/BF = $11,550

Total Projected Revenue of 3,300 BF = $25,575

SURVIVAL	BF / acre	REVENUE	COST	PROFIT	FARMER	INVESTOR	WORLD TREE
0%	0	0	0	0	0	0	0
10%	3300	$25,575	$6,600	$18,975	$9,488	$4,744	$4,744
20%	6600	$51,150	$13,200	$37,950	$18,975	$9,488	$9,488
30%	9900	$76,725	$19,800	$56,925	$28,463	$14,231	$14,231
40%	13200	$102,300	$26,400	$75,900	$37,950	$18,975	$18,975
50%	16500	$127,875	$33,000	$94,875	$47,438	$23,719	$23,719
60%	19800	$153,450	$39,600	$113,850	$56,925	$28,463	$28,463
70%	23100	$179,025	$46,200	$132,825	$66,413	$33,206	$33,206
80%	26400	$204,600	$52,800	$151,800	$75,900	$37,950	$37,950
90%	29700	$230,175	$59,400	$170,775	$85,388	$42,694	$42,694
100%	33000	$255,750	$66,000	$189,750	$94,875	$47,438	$47,438

Harvesting the Lumber

The Company’s Manager, World Tree Technologies, Inc., harvested three (3) Empress Splendor plantations in Georgia and South Carolina between December 2018 and February 2019. These 3 plantations were not part of the Company’s Eco-Tree Program.  However, this experience allowed the Company to develop detailed models of harvest costs, yields and anticipated revenues.

The costs of harvesting and lumber processing including warehousing, range from $1.50 to $2.20 per board foot. Before logging and saw-milling, all the costs of the operation are examined in a very detailed financial pro forma. The process starts with a timber cruise to determine the volume and grade of the lumber that can be cut from the trees. Many factors such as the location of plantation, distance to dry kilns, hauling cost, and availability of labor, among other factors, will impact the final costs. Third-party harvest costs include:

•	Harvest Manager
•	Timber cruise and volume determination
•	Environmental permitting and fees
•	Property boundary demarcation
•	Road access development
•	Fire suppression
•	Logging and bucking
•	Milling
•	Kiln drying
•	Packing
•	Grading
•	Transport
•	Warehousing

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Each individual plantation is harvested to optimize yield and minimize costs.

Pictures from the harvest of former President Jimmy Carter’s Empress Splendor plantation in Plains, Georgia, managed by World Tree Technologies, Inc.

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Lumber Pricing

The prices used in our timber value assessment are derived from our lumber sales table. Our pricing table (shown below) is based on current prices across the globe.

The current market for Empress Splendor lumber (“ES Lumber”) in North America is unestablished, due to the fact that this timber is rare and relatively unknown. By contrast, the market is well established in Asia.

Prices per board foot currently range from as low as $3 per board foot for rough lumber in small sizes up to $14 per board foot or more for finished lumber. Pricing depends on the quality and finish of the lumber. World Tree uses a proprietary 3 grade system, with different prices depending on whether the wood is sold rough or finished. Drying and planing of the wood increases the price.

Our three grades are as follows:

a)	Low grade: Fabrication Chop/Reman stock with tight knots and some clear cuttings. $2-$5/bf.

b)

Mid-grade: Finish stock clear on one side with small knots and minor defects opposite side. Our current price for mid-grade lumber 2x4 starts at $7 and goes up to $9 per board foot as the lengths increase.

c)	Clear: Appearance stock no knots. $9 - $15/bf. Specialty grades and sizes for surf boards and musical instruments are the most expensive due their specific dimensions and grain requirements.

We anticipate that our horticultural methods will produce a higher-grade tree that has fewer knots and is much taller due to the correct spacing, coppicing and pruning methodologies.

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Research on Pricing

In 2017, the Manager purchased Empress lumber from a US supplier, with prices ranging from $5.50 USD to $8.50 USD per board foot for air-dried, rough sawn ES Lumber. Kiln dried finished ES Lumber would be a higher price. The Company also approached the United States Paulownia Association, the largest association of Paulownia lumber producers in North America and was unable to find quality lumber for less than $7.00 USD per board foot.

Australian company Paulownia Timber24 prices a 50 mm X 100 mm clear rough sawn board at USD $10.25 (AUD $14.30) per board foot. For the same board that has been dried and planed, the price increases to USD $13.05 (AUD $18.20).

Factors that affect board foot pricing include the use of the lumber and the grade. Grading relates to the number of defects in the wood. The width of the lumber also highly influences the price, with broad pieces (e.g. for musical instruments) bringing in significantly higher prices. Finally, the price is affected by whether the lumber is being sold on the stump or harvested and processed.

The prices of Chinese wood that can be viewed online are generally misleading. As part of its recent research into the current market, the Company approached a Chinese supplier and was quoted $6.50 per board foot which turned out to be more than six times greater than the price advertised online.

THE MARKET FOR EMPRESS SPLENDOR LUMBER

The Market

The average North American consumes the equivalent of a 100-foot tree every year and the United Nations predicts that demand for wood will increase by 40% by 2030 and double by 205025.

Statistics show a trend toward timber shortages and increased prices26. The industry predicts a surge in lumber prices in North America as supply struggles to keep up with demand. Exports to China are forecast to increase steadily to the end of the decade and beyond, as their supply gap widens.

Rapid growth in Asian economies such as China is one of the principal drivers of demand. ES Lumber has long been prized in Asia and is associated with wealth and prestige. In fact, the emblem of the tree has been the Prime Minister’s seal in Japan since the thirteenth century.

In the future, industrial wood is likely to come from plantation-based timber as governments introduce environmental policies restricting the amount of old growth forests that can be used for wood production.

Empress Lumber is used for windows, doors, crown moldings, cabinets, furniture, spindles, surf boards, coffins and veneers. To date, the challenge has been that the North American market has only been developed as a “spot” market – that is, small quantities of wood have been sold into specific applications, not into large, repeatable market applications.

The Company’s Manager has previously brokered ES Lumber by working with small Paulownia plantation growers in Georgia, South Carolina, Maryland and several other states. The lumber was sold by our Manager for profit to retailers of surfboards, furniture, crown molding, doors, siding for the exterior of buildings, coffins and aircraft wing struts.

Additionally, our Manager contracted with Fender Guitars in 2010 to supply ES Lumber for the building of Telecaster and Stratocaster Guitars. Fender was pleased with the results of their prototypes and requested thousands of board feet to build more guitars and speaker boxes. Unfortunately, due to limited availability of ES Lumber, our Manager was unable to fulfill the demand at the time, though a relationship was created and has been maintained since.

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24 http://www.paulowniatimber.com.au/prices.php

25 Nasdaq Blog, Investment U

26 Report from the Logging and Sawmilling journal 2014 and Wood Markets Monthly International Report March 2014

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The Company believes with the establishment of the Eco-Tree Program that increasing amounts of ES Lumber will become available in the near future, making the ES Lumber potentially attractive on a commercial scale.

The Manager is actively growing the market, promoting the properties of ES Lumber and working with timber merchants who are looking for sustainable hardwood alternatives. Recent conversations include manufacturers of guitars, tiny homes, picture frames, window blinds, trailers, trade show supplies and sailboats. Conversations with prospective buyers have been positive and supportive, even though there has not been enough ES Lumber available to establish a robust presence in any of the markets explored.

From December 2018 through February 2019, our Manager harvested three plantations of mature Empress Splendor trees in order to begin to develop a test supply of ES Lumber. The ES Lumber harvested by our Manager is currently stored in our Manager’s warehouse located in Plains, Georgia.

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Demand for Sustainably Grown Lumber

There is a continued high demand for hardwood, however it is challenging to find sources of hardwood timber that have not been taken from old growth forests27. The removal of hardwood trees from old growth forests (e.g. rain forests) is detrimental to the environment and has received a great deal of negative press.

The Company believes large companies in the lumber industry are looking for better hardwood solutions that will give them an edge over their competition. Lumber suppliers like Home Depot have reported they will focus on putting environmentally friendly timbers in their stores. The Eco-Tree Program is poised to fully exploit these trends in the lumber market, while providing an environmentally respectful plantation-based timber.

If a restriction on old growth timber is implemented, the major lumber companies will be looking for an alternative. The Company will have acquired inside the Eco-Tree Program an extensive co-op of farmers growing ES Trees in preparation of meeting the demand that is forecasted to arrive.

Another serious concern in today’s lumber industry is the issue of transportation costs that are drastically rising, causing some mills to close as the cost of business in remote regions is no longer profitable. Further benefits to the timber markets is that ES Trees are 40% lighter than other hardwoods, so transportation costs will be considerably lower.

The Company intends to focus on attracting a large ‘top ten’ lumber producer to align with the Company’s vision which will give it an edge in being a global supplier of a plantation hardwood timber. In the growing green economy where people are demanding action on global warming and climate change, it is highly desirable to be viewed as a company that is making a difference.

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27 An old-growth forest is a forest that has attained great age without significant disturbance and thereby exhibits unique ecological features and might be classified as a climax community.

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Current Market Segments

Furniture

The global furniture market size in 2017 was USD 540 billion and is predicted to rise to $750 billion by 2024. Wooden furniture accounts for an impressive 65% of this market share28.

According to Technavio analysts, concerns about global warming are driving a boom in eco-furniture with customers prepared to pay premium prices for earth-friendly wooden furniture29.

“The increasing adoption of eco-friendly furniture is one of the major trends being witnessed in the global wooden furniture market. Increasing concerns regarding global warming have led to the adoption of eco-friendly furniture… Though eco-friendly furniture is associated with premium prices, the demand for such furniture is increasing.”

“The growth of the real estate industry contributes to an increase in the number of office spaces, commercial complexes, and residential buildings. This leads to a high global demand for wooden furniture. The global increase in the number of single-person and two-person households has contributed to the increased number of home constructions. There exists a specifically high demand for portable and compact furniture.” - Technavio market report

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28 http://www.gminsights.com/industry-analysis/furniture-market; http://www.woodworkingnetwork.com/news/woodworking-industry-news/wood-furniture-dominates-global-market-60-percent-share

29 http://www.businesswire.com/news/home/20180608005809/en/Global-Wooden-Furniture-Market-2018-2022-Growth-Analysis

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Window blinds and shutters

Empress wood is a popular choice for window blinds and shutters due to its high strength to weight ratio and its resistance to rot or warping. As with furniture, sales of window blinds are anticipated to increase over the next decade in parallel with the growth of the housing market. The market, currently US $1788.7 million, is expected to reach US $2451.7 million by 202730.

Marine, surfboards and paddle boards

Light, strong, buoyant and highly water-resistant Empress wood is the ideal material for marine and water-based applications.

400,000 surfboards are sold every year for an estimated $5 billion. Wood surfboards and paddle boards are gaining popularity with environmentally conscious consumers. For example, BicSport offers lines of Paulownia paddle boards in their EarthSup range[31].

Empress wood is also used for building canoes and framing the hulls of dinghies, yachts and other boats.

Musical Instruments

Empress is a beautiful tonal wood and has been used in the Orient for hundreds of years to create stringed instruments. In 2010, Fender tested Empress versus 32 other woods, with a view to building a special range of guitars. The Empress beat all other woods due to its light weight and tonal qualities.

World Tree has partnered with several global luthiers to produce a line of guitars from former President Jimmy Carter’s ES Lumber.

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30 http://www.persistencemarketresearch.com/market-research/window-blinds-market.asp

31 http://www.supearth.com/sup/en/

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Other common applications

Crown molding & Coffins

Home Construction / Finishings

Tiny homes

The increasing housing market and the trend towards natural, green products leads us to anticipate a growing demand for Empress lumber. We have already discussed applications for furniture, window finishes and crown moldings.

Due to its light weight and high insulating qualities, designers of tiny homes are also seeing the potential of Empress lumber as a finishing wood.

Green buildings

The use of Empress Splendor lumber is not restricted to tiny homes. This eco-home combines concrete and Paulownia to maximize insulation and provide a comfortable indoor temperature year-round[32].

Paulownia was used internally to finish the walls and provide both beauty and insulation.

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32 http://www.dezeen.com/2015/12/23/casa-golf-luciano-kruk-costa-esmeralda-argentina-board-marked-concrete-house/

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Award-winning Design

This beautiful home, completely finished in Empress Splendor wood, won the G-mark Japan good design award 2018 in the personal residence category and was short-listed for the 2018 World Architecture Awards33.

_________________________

33 http://www.designboom.com/architecture/hinge-house-mio-tachibana-architects-tokyo-11-24-2018/

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Potential market segments

There are various competitor materials which ES Lumber could potentially replace.

Balsa: The most obvious competitor to Empress Splendor lumber, balsa, is a very lightweight hardwood and a $200 million+ industry. It’s light weight and high insulating properties make it a commercially attractive material in the aerospace industry ($77 million per year). It is also used for wind turbines. However, balsa absorbs moisture and is susceptible to rotting.

Empress lumber is almost as light as balsa, yet significantly stronger. It is also highly water resistant and stable. For these reasons, ES Lumber would be superior to balsa in almost every application.

Bamboo: In the early 1990s, the bamboo industry was non-existent. Today it is a $60 billion-dollar industry with products ranging from clothing to plywood. Bamboo plywood is marketed as a sustainable alternative to other wood products - yet bamboo in reality is a fiber and not a timber. Processing is costly, time-consuming and dependent on a range of chemicals, glues and processes which are not necessarily good for the environment.

Empress Splendor is an attractive alternative to bamboo in plywood and other products for manufacturers looking to reduce costs and environmental impacts.

Plastic: Plastic gained popularity initially because it is a light, strong and durable material. However, the environmental cost has been devastating, and companies and consumers are demanding more sustainable alternatives.

Short, medium and long-term market approaches

The Company, in collaboration with the Manager, is actively growing the market, promoting the properties of ES Lumber and working with timber merchants who are looking for sustainable hardwood alternatives. Recent conversations include manufacturers of guitars, tiny homes, picture frames, window blinds, trailers and sailboats. Conversations have begun with larger potential buyers in Asia.

The Manager has contracted with farmers having mature Empress Splendor trees to harvest and sell the trees in order to develop the market. Additionally, the Manager currently has over 200,000 board feet of ES Lumber stored in its warehouse that is being prepared for sale.

Short term:

Focus on boutique market products (i.e., musical instruments, surfboards, furniture) through relationships with retailers. Lumber will be taken to trade shows, featured in magazines and highlighted at specialized events. This will allow us to demonstrate the uses and market for the lumber across a wide variety of applications.

Medium term:

Establish connections with larger lumber suppliers with an interest in tapping into the sustainable lumber market. Use in larger runs of doors, window blinds and veneers. Engage in research projects demonstrating the superior qualities of Empress when compared to other materials (e.g. bamboo, balsa and plastics).

Long term:

Establish Empress lumber as a superior product to bamboo, balsa and/or plastic for producing a light, strong, and environmentally enriching building material for aerospace applications, boats, furniture, plywood and cross-laminated timber.

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Previous ES Lumber Market Experience

In December 2018, the Manager harvested an Empress tree plantation in Plains, Georgia, belonging to former president Jimmy Carter. In January and February of 2019, the Manager harvested two additional plantations in South Carolina. Harvesting was fully under the Manager’s control, from initial survey of the trees, through to logging, bucking, clean-up, drying and saw milling. The resulting lumber is being stored in a warehouse in Georgia and is currently available for sale.

The Manager has previously been supplied with small orders of Empress lumber from independent small Paulownia plantation growers in Georgia, South Carolina, Maryland and several other states. This Empress lumber was sold by the Manager for profit to retailers of surfboards, furniture, crown molding, doors, siding for the exterior of buildings, coffins and aircraft wing struts.

The Manager contracted with Fender Guitars in 2010 to supply Empress lumber for the building of Telecaster and Stratocaster guitars. Fender was pleased with the results of their prototypes and requested thousands of board feet to build more guitars and speaker boxes. Unfortunately, due to the limited availability of ES Lumber at that time, the Manager was unable to fulfill the demand from Fender. In light of the Manager’s recent harvests and resulting stock of ES Lumber, the Manager is currently re-negotiating the sale of its lumber to Fender and negotiating with other buyers.

The Company believes that with the establishment of its Eco-Tree Program increasing amounts of ES Lumber will become available in the near future, making the lumber potentially attractive on a commercial scale.

The Company and the Manager plan to have established a viable Empress lumber market before the first harvest inside of the Company’s Eco-Tree Program, which is anticipated in 2025. The Manager has created and is actively building a database of retailers who wish to buy ES Lumber. The Manager intends to use these ongoing relationships with retailers to leverage the Manager’s negotiations with lumber wholesalers to demonstrate the value of and demand for ES Lumber.

While marketing efforts are already underway the Company plans to ramp up marketing efforts as the ES Trees mature.

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TREES AND FARMERS

Propagation and Planting

In 2017, the Manager and the Company reviewed all its propagation, shipping and delivery protocols. The majority of the trees planted were ‘bare roots’ ordered directly from World Tree Technologies, Inc. (our Manager) and shipped from Toad Gully suppliers in Australia. This was consistent with previous planting methodologies.

ES Trees were delivered from Australia to the United States and Costa Rica. The Company experienced several issues with this process:

•	Import procedures, especially into Costa Rica, are convoluted, expensive and time-consuming.
•

Quality control was difficult, and the Company found that approximately twenty percent (20%) of the bare roots that arrived were skinny and small. Farmers are reporting that the smaller roots perform less well than the larger ones.

•	Bare roots must be ordered 7-9 months in advance of planting, meaning the Company must estimate the number of ES Trees needed too far in advance to be practical.

The Company and the Manager decided to pursue alternative propagation methods to achieve the following goals:

•	Finding the most superior gene-stock for timber production
•	Reducing the costs per tree by using local providers where possible
•	Reducing import requirements by shipping trees ‘in vitro’ and using local nurseries
•	Reducing transportation shock to the Empress startlings by using local providers

Dr. Cathy Key at the Propagation facility in Kelowna, BC.

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Our Manager, World Tree Technologies, Inc., acquired the exclusive propagation rights to eighteen (18) premium timber genotypes, many of which have been researched and monitored for 20+ years. In addition, our Manager acquired propagation rights to the two genotypes used by the Toad Gully nursery. This total of twenty (20) genotypes provides considerable quality, genetic diversity and the ability to plant in a variety of climate zones.

World Tree Technologies, Inc. is propagating these varieties through a laboratory facility in Kelowna, BC, Canada. This facility has the ability to propagate hundreds of thousands of ES Trees in relatively short timeframes.

The Manager hired two nurseries in Costa Rica to grow out the ES Trees. This means that we no longer need to import trees to Costa Rica. This reduces our costs considerably and provides more flexibility for the farmers in Costa Rica.

The Manager has hired a nursery in the United States called the Southern Growers to grow out the ES Trees for U.S. farmers.

Canadian Famers will be supplied directly from the Kelowna lab.

The Manager has hired a nursery and propagation facility in Guatemala to grow out the ES Trees in that region.

Each of these changes have increased quality and decreased costs.

Trees waiting to be shipped to farmers, at the nursery in Alabama.

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FARMERS

The Manager, World Tree Technologies, Inc., has developed extensive relationships with farmers in the United States, Canada, Costa Rica, Mexico and Guatemala.

Currently, the Manager is working with almost 150 farmers, managing over 2,000 acres on behalf of the Company and World Tree COP, Inc. The map(s) below shows plantation locations.

The Company’s planting areas for the ES Trees are Southern United States, Costa Rica, Canada, Mexico and Guatemala. Currently, the Manager has over 100 farmers contracted in the United States. Over the next nine months the Company will be reviewing land locations, meeting interested farmers and signing contracts. The Company markets to farmers in various publications and events.

The Company has verbal commitments in Costa Rica to plant 85,000 trees and is currently negotiating contracts and reviewing target planting areas. Additionally, the Manager hired an agronomist in in 2019 in Costa Rica to assist in expanding its farmer outreach in Costa Rica.

The Company has contracted with a party in Guatemala to plant a minimum of 50,000 trees. The Company is currently reviewing protocols and supply in Guatemala to ensure it can provide enough trees to meet the demand in this area.

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Farmers are selected using the following criteria:

i.

Suitable geographical location, including hardiness zone, rainfall, soil type, temperature and rainfall. While hardiness zone gives a first initial indication as to whether the farmer’s land will be suitable, more detailed mapping is required to firmly establish suitability.

ii.

Geo-location. Farmers provide their geo-coordinates to assess suitability. The geo-location is checked in a GIS system that has up-to-date information on the environmental and climatic factors. A view is also taken from Google Earth to examine the boundaries of the land.

iii.

Interview. The Manager interviews the farmer regarding the proposed lands, checking on its observations and asking questions about the incidence of tornados, browsing deer or other wildlife, winter temperatures and other factors that might affect the ES Trees.

iv.	The Manager visits a selection of farmers pre-planting to compare interview and reporting to the actual reality of their lands.

In the United States and Canada, farmer’s land must not be more than 2,200 feet above sea level. In Guatemala, the land should be at least 3,000 feet above sea level. These different requirements relate to day length and seasonal temperature variation.

Each farmer must be able to enter into a Crop Contracting Agreement with the Manager for at least 10 years. The Company’s Crop Contracting Agreement is available for inspection upon request.

The Manager has the resources and expertise to train the farmers on how to grow the ES Trees. This includes pruning instructions and a grower’s guide for each year. The Manager calls the farmers at least twice per year to review the health of their ES Trees and has farmer support staff to answer emails and calls from farmers.

The farmer website, grower’s guide and pruning instructions are translated into spanish for the benefit of the farmers in Central America.

The Manager visits the farmers annually until the Manager is satisfied with the health and status of the ES Trees and the ability of the farmer to follow the guidelines and protocols set forth in the Crop Contracting Agreement.

United States

The southern United States is an ideal location for growing ES Trees. Currently the Company has ES Trees planted in various states including Texas, Florida, Georgia, Mississippi and Alabama. Additionally, there are other farmers in the U.S. engaged in small trial programs. The Manager has visited all plantation locations.

The Company currently has 48 United States farmers in its database who are contracted with the Manager to plant ES Trees as part of the Company’s Eco-Tree Program in 2020. The Company uses focused, targeted marketing to farmers in ideal growing regions to stimulate interest in the Eco-Tree Program.

The Company has engaged in sophisticated GIS mapping of the whole region, connecting with the USDA climate and soils database for the most current data34. This has allowed the Company to target very specific areas, right down to the farm boundary, and get the addresses of the ideal farmers.

The Company has experienced a significant upswing of interest from farmers in the Southern United States. We attribute this to positive word-of-mouth, targeted advertising and a more hands-on approach to visiting and meeting prospective farmers.

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34 http://www.nrcs.usda.gov/wps/portal/nrcs/detail/soils/survey/?cid=nrcs142p2_053627

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Farmers with trees, three months after planting in Kentucky.

Canada

In 2017, the Company planted its first trees in Cedar, BC, Canada. The ES Trees have performed extremely well and have attracted considerable local interest. The Company now has three (3) farmers in British Columbia.

Central America

The Empress Splendor tree intercrops extremely well with coffee plants, the primary crop of many Central American countries.

The Manager explored various parts of Costa Rica and identified excellent growing conditions in the mountains of central Costa Rica, especially in the coffee-growing areas. ES Trees provide additional benefits for coffee farmers who need shade for their coffee plants. The ES Trees, due to their fast growth and deep root system, provide cover for the coffee plants without competing with them for nutrition.

The coffee farmers have high quality soil, well managed plantations and a year-round staff that work the lands.

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Wendy Burton with Mariana Alfaro, our Costa Rica Manager, with a 12-month-old tree.

The Manager has active farmers in 30 separate locations in Costa Rica and a regional manager (from its farmer support team) in Costa Rica that oversees the farmers and ES Trees. Additionally, a senior member of the management team visits the farmers every year.

One issue for some, but not all, Costa Rican farmers have been leaf-cutter ants. The Manager hired a local expert to review this situation and has developed a new set of procedures and guides for the farmers on how to deal with a leaf-cutter ant situation if it develops.

The Manager is working with three nurseries in Costa Rica to propagate and supply ES Trees in this region. In addition, the Manager is working with a local businessman, Carlos Monteros, to reach and support larger scale plantation owners. Mr. Monteros, through his company, is providing planting, care and support to those farmers for a cost to the Manager of eighteen cents ($0.18) per tree and a share in the gross profits upon harvest.

All the Company’s growers’ guides, manuals and website material have been translated into spanish.

Guatemala

Due to the success of the program in Costa Rica, the Company has expanded its planting to other parts of Central America. In 2019, the Manager contracted 25,0000 trees in Guatemala via a partnership with a Guatemalan group, LuYS. In 2019, 4,910 of the 25,000 trees were planted and the remainder will be planted in May 2020. LuYS is managing farmer recruitment and support and has a propagation facility in Quetzaltenango.

Mexico

In 2019, the Manager contracted and planted 7,000 trees in Mexico.

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OBJECTIVES

Short Term Objectives

The short-term objective of the Company is to raise $10,000,000 pursuant to its current offering under Regulation A, which will be used by the Company to acquire ES Startlings, pay for the ongoing expenses of managing the Eco-Tree Program, harvesting the ES Trees and brokering the ES Lumber for the benefit of the Company, its Manager and its investors.

Long Term Objectives

The following are the major events that are expected to occur with respect to the business of the Company:

i.	September 2019 – August 2020: Raising of funds under Regulation A+ Offering for issuance of Series A 2020 Eco-Tree Units.
ii.	September 2019 – September 2020: Sign new Farmers into the Eco-Tree program to plant ES Trees underlying the Series A 2020 Eco-Tree Units.
iii.	January – July 2020: Establish new contracts with Farmers in Costa Rica to plant 60k ES Trees.

iv.	February – June 2020: Assessment of replacement trees required for Series A 2018 plantings.

v.	February – November 2020: Participating Farmers receive the grower’s guide, pruning instructions, welcome calls, follow-up calls, etc.

vi.	March – May 2020: Tree deliveries to Farmers.

vii.	April 2020: Finalize new contract for 50k-70k ES Trees to be planted in Guatemala.

viii.	May – November 2020: Planting in Mexico.

ix.	July – December 2020: Farm inspections and onsite tree counts and measurements.

x.	Ongoing: Farmers receive calls from the Farmer support team and must complete follow-up questionnaires.

Insufficient Funds

The proceeds of the Offering may not be sufficient to accomplish all the Company’s proposed objectives, and there is no assurance that alternative financing will be available.

Material Agreements

The Company is managed by World Tree Technologies, Inc., pursuant to the terms of the Company’s Operating Agreement.

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RISK FACTORS

Any or all of these risks or other as yet unidentified risks may have a material adverse effect on the Company’s business and/or the return to the investors.

There is no assurance of any return on an investor’s investment.

There is no established market for the units and none is expected to develop. Therefore, it may be difficult or impossible for an investor to sell any of the units.

The price per unit was determined arbitrarily by the Company.

An investment in our units should be considered highly speculative due to the proposed nature of the Company’s business and the fact that the Company was only recently formed and has a limited history of business operations.

Investment Risk

No Regulatory Review

The units have not been registered under the Securities Act or under any state or other securities law, and neither the Securities and Exchange Commission nor any state or other regulatory authority has passed upon the accuracy or adequacy of our offerings or approved or endorsed the terms or merits of the units.

Highly Speculative

The purchase of units is highly speculative. A potential investor should invest in the units only if he is able to bear the risk of the entire loss of his investment and has no need for immediate liquidity. An investment in the units should not constitute a major portion of an investor’s investment portfolio.

Limited Voting Rights

Investors have rights only to a portion of the net proceeds of a particular harvest of ES Trees. Investors have no right to vote on any matters affecting the business of the Company. Investors have no right to take part in the control or management of the Company and exclusive authority and responsibility for controlling and managing the Company rests with the Manager. Thus, investors must rely on the good faith, experience, ability and judgment of the management team, and this investment is not appropriate for those unwilling to do so.

Limit on Amount Available to Repay Investors

There is no guarantee that the ES Trees will survive to maturity, or that the harvest will be profitable enough to net any profit to the investors. In the event the harvest is not profitable, investors may lose their entire investment.

No Tax Advice

Investors in our units will acquire their units without any representations from the Company regarding tax implications of the transaction. Each prospective investor should consult his own independent legal counsel and other tax advisors regarding the tax implications of an investment in the units.

Lack of Marketability of Units / Restrictive Legend

There is currently no market through which the units may be sold, and investors may not be able to resell units purchased. Furthermore, the Company does not currently intend to make, or arrange for the creation of a market for the purposes of trading the units and does not currently intend to seek a listing of the units on any stock exchange or similar trading market.

Investors may not be able to liquidate their investment on a timely basis, if at all, and units may not be readily accepted as collateral for a loan. Investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of the investment.

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Issuer Risk

Reliance on Ability and Judgment of Management

The success of the Company will, to a large extent, depend on the good faith, experience, ability and judgment of the management team and their consultants and advisors to make appropriate decisions with respect to the operations of the Company. If the Company loses the services of one or more of its management team, the business, financial condition and results of operations of the Company may be materially adversely affected.

Our auditor has raised questions about our ability to survive as a going concern

In the audited financial statements attached to this Annual Report, our auditor has noted that the Company has incurred losses since inception, does not have any revenue generating operations and requires additional capital to fund operations, and that these factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

As further noted by our auditor, the Company has significant commercial and economic dependence on WTT, a related party, and the Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

Net Worth of the Company

The Company has only nominal capitalization and no assets except as disclosed in the financial statements as set forth in this Annual Report. As a result, recourse against the Company for any reason may be limited.

Distributions

There are many factors that will affect the operations and financial performance of the Company and therefore the ability of the Company to make distributions (and the timing of the commencement of any distributions and actual amounts distributed, if any), including working capital requirements of the Company. The Company has complete discretion with respect to the amount and timing of distributions, if any. The recovery of an investor’s initial investment is at risk and the anticipated return on such investment is based on many performance assumptions described in this Annual Report.

Deployment of ES Startlings

A return for investors on their investment is dependent on the Company being able to arrange Crop Contracting Contracts with farmers to plant the ES startlings. In the event the Company fails to have all the ES startlings acquired by the Company planted, there will be an adverse effect upon investors’ returns on investment.

Farmers Care of the ES Trees

The farmers contracted by the Manager must properly care for the ES Trees from their planting as ES startlings through their growth cycle to maturity. Farmers must properly water, prune and care for the ES Trees. Failure to do so could result in some or all of a farmer’s ES Trees either dying or failing to mature to expected height and diameter, thereby reducing the amount of ES Lumber that may be harvested from a farmer’s plantation.

Monitoring of Farmers

Neither the Company nor the Manager will be continuously on the farmer’s land monitoring their activities during the growth cycle of the ES Trees. Should a farmer fail to properly care for its ES Trees or default under the terms of its Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the farmer to take corrective steps to save the farmer’s plantation of ES Trees.

Default by Farmer

If a farmer defaults under the terms of a Crop Contracting Agreement, the Company may be unable to obtain access to that farmer’s ES Trees to care for them or harvest them, notwithstanding the fact that the Crop Contracting Agreement states the Company has the right to access the farmer’s ES Trees.

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Reliance on Company

Prospective investors, in assessing the risks and rewards of an investment in the Company’s units, should appreciate that they will, in large part, be relying on the good faith and expertise of the Manager of the Company. Prospective investors will have to rely on the discretion and ability of the Company and the Manager in choosing which farmers to contract with to grow the ES Trees, in monitoring and supervising the farmers in growing the ES Trees, and in creating a market for the ES Lumber. The Company does not currently maintain key person life insurance for Wendy Burton. The Company is planning to obtain such insurance in the future. If the Company loses the services of Wendy Burton, the business, financial condition and results of operations of the Company may be materially adversely affected.

Company Has Not Always Registered its Security Interest in the ES Trees

The Company via the Manager has the right, but not the obligation, to register its interest in the ES Trees. The Company has not registered such security interests, or timely registered such security interests. In the event the title to any of the property for which such unregistered security interests exists, is further encumbered by a subsequent security holder, without notice of the Company’s claim, the Company may lose the right to some or all of the ES Trees on such property.

Industry Risk

Natural Disturbances

The ES startlings and resulting ES Trees will be subject to natural disturbances such as drought, insects, pests, disease, fire, flood, climate change, soil contamination and excess precipitation. The occurrence of any one or all of these factors with respect to a farmer’s ES Trees could cause an investor to lose some or all of their investment.

Return on investment is dependent on multiple factors beyond the control of the Company.

A return on an investor’s investment is dependent on the aggregate of board feet of ES Lumber that the Company is able to sell from the harvest, and the price per board foot for which it can sell the ES Lumber produced from the harvest, both of which are subject to numerous external factors beyond the control of the Company. In the event the Company is unable to produce a sufficient amount of ES Lumber, and/or sell such ES Lumber to sell at a profit, investors may lose some or all of their investment.

No Market for ES Lumber in North America

The market for ES Lumber in North America is unestablished. If the Company is unable to develop the market, or if the market does not expand on its own, or if the Company is unable to sell to the Asian market, the Company may not be able to sell its ES Lumber for a profit, or at all, which may result in a loss of some or all of an investor’s investment.

World Events

Events in the global financial markets over the past 9 years have had a profound impact on the global economy. Virtually all economic sectors are impacted by these market conditions. Some of the key impacts of the current market turmoil include: sharp contractions in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on the Company’s business and its assets and cause an investor to lose some or all of their investment.

The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The foregoing is likely to adversely affect business confidence and consumer sentiments, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

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In terms of the impact on us and the agro-forestry business in North and Central America, after the COVID-19 outbreak took hold in the United States in March 2020, many American jurisdictions were “locked down” to control the spread of the disease. While our business has not suffered ill-effects due to the COVID-19 crisis, the crisis is ongoing, and may have significant and not yet-understood impacts on our business.

We currently are unable to predict the full effect of COVID-19 and responses thereto on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the availability of workers to plant and care for trees, the implementation of effective measures to prevent and contain further outbreaks, the development of effective medical solutions, the timing and scope of governmental restrictions on mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected. While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to World Tree USA, LLC’s financial condition and results of operations and includes audited financial data through December 31, 2019 and should be read in conjunction with our financial statements and the related notes included in this Annual Report on Form 1-K. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

World Tree USA, LLC was organized as a limited liability company in Nevada in June 2015. World Tree USA, LLC seeks to restore the Earth’s natural ecology, creating a legacy for future generations in a way that is environmentally and economically sustainable. To this end, the Company is focused on promoting, planting and harvesting the Empress Splendor tree through its Eco-Tree Program.

The Company follows a closely defined business strategy to develop and increase global geographic diversification to reduce the Company’s exposure to business and other risks.

2019 Eco-Tree Program

In 2019, the Company raised a total of $2,384,776 in exchange for the issuance of 918,888 Series A 2018 COP Units and 1,258,937 Series A 2019 Eco-Tree Units.

Additionally in 2019, the Company issued 27,968 Series A 2018 COP Units and 27,450 Series A 2019 Eco-Tree Units in lieu of paying cash for services rendered.

In October 2019, the Company launched its first Regulation A offering on the WeFunder platform. This offering is still ongoing as of the date of this annual report.

2018 Eco-Tree Program (formerly called Carbon Offset Program)

In 2018, the Company raised a total of $174,294 in exchange for the issuance of 225,296 Series A 2018 COP Units.

Additionally, the Company issued 15,000 Series A 2018 COP Units in lieu of paying cash for services rendered.

In September 2018, the Company launched its first Regulation Crowdfunding offering on the WeFunder platform. The Company closed its Regulation Crowdfunding offering on April 3, 2019, raising a total of $993,628 from 414 investors.

Results of Operations

To date, the Company has not had any revenues. The Company expects to harvest its first plantation inside of the Eco-Tree Program in 2025.

The following table shows the results of operations for the year ended 2019 compared to the year ended 2018.

	2019	2018
Revenue:	$-	$-

Operating Expenses:
Professional fees	$48,234	$44,952
Sales and marketing	$74,072	$22,150
Management fees and operating costs – related party	$1,068,861	$7,778
Other expenses	$13,419	$3,494
Total Operating Expenses	$1,204,586	$78,374
Net loss	$(1,204,586)	$(78,374)

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Operating Expenses

Operating expenses were $1,204,586 for the year ended December 31, 2019 compared to $78,374 for the year ended December 31, 2018, the increase in operating expenses of $1,126,212 is primarily attributed to an increase in management and other general and administrative fees. The increase in operating expense is due to the up-front costs of tree propagation, planting and support for the acres of trees planted. Additionally, the Company had an increase in sales and marketing expense.

Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at December 31, 2019, compared to December 31, 2018:

	December 31, 2019	December 31, 2018	Increase (Decrease)
Current Assets	$808,390	$154,569	$653,821
Current Liabilities	$-	18,653	$(18,653)
Working Capital	$808,390	$135,916	$672,474

At December 31, 2019, we had a working capital surplus of $808,390 as compared to working capital of $135,916 at December 31, 2018, an increase of $672,474. The increase in working capital is primarily attributable to the sale of Series A membership units.

Summary Cash flows for the year ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Net cash used in operating activities	$(1,164,708)	$(49,721)
Net cash provided by (used in) investing activities	$(576,807)	$15,804
Net cash provided by financing activities	$2,384,776	$174,294

The Company expects to continue raising proceeds from issuance of future stock offerings to maintain sufficient capital on-hand to fund operations on an ongoing basis. In addition, the Company remains focused on working with institutional investors to raise additional funds.

Cash Flows from Operating Activities

Net cash used in operating activities was ($1,164,708) for the year ended December 31, 2019, compared to net cash used in operating activities of ($49,721) for the year ended December 31, 2018. Operating activities are heavily concentrated in the first few years and the expected return on these activities will be realized upon sale of the lumber produced by the harvest.

Cash Flows from Investing Activities

Net cash used in investing activities was ($576,807) compared to net cash provided by investing activities of $15,804 during the same period in fiscal year 2018. Net cash used in investing activities was primarily comprised of deposits and purchase of biological assets.

Cash Flows from Financing Activities

For the year ended December 31, 2019, net cash provided by financing activities was $2,384,776 compared to net cash provided by financing activities of $174,294 during the same period in fiscal year 2018.

The funds provided by financing activities in 2019 was primarily comprised of proceeds of sale of membership units less costs to sell.

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Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Critical Accounting Policies and Use of Estimates

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Biological Assets

Biological assets consist of trees managed for future timber sales. Biological Assets contains the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset’s life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

The trees are recognized as biological assets when they are received the Company’s farmers. As at December 31, 2019 and 2018, 50,341 and 14,000 trees represented a cost of $144,180 and $39,742, respectively.

As of December 31, 2019, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019 Offering
Units issued for which trees will be planted	200,000	1,144,184	1,258,937
Total ES Trees to be purchased	14,000	80,093	88,126
Total ES Trees to be planted based on 110 trees per 2,000 Units	11,000	62,930	69,242
Total ES Trees for future replacement (30 trees per 2,000 Units)	3,000	17,163	18,884
Total ES Trees planted	8,179	39,804	-
Total ES Trees to be planted	2,821	23,126	69,242

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

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Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, investors are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

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ITEM 3. DIRECTORS AND OFFICERS

NAME	POSITION*	AGE	TERM OF OFFICE	APPROXIMATE HOURS PER WEEK FOR PART TIME EMPLOYEES
World Tree Technologies, Inc.[1]	Manager		June 2015
Wendy Burton[3]	Manager’s Founder and Chair	57	June 2015
Dr. Catherine Key[2]	Manager’s President, COO and Director	51	Jan 2016
Douglas Willmore	Manager’s CEO and Director and CEO of World Tree USA, LLC	60	Dec 2019
Deborah Cullen	Manager’s CFO	63	Oct 2019
Angela Nauta[3]	Manager’s CIO	58	June 2015
Leslie Bolton (Madhu)[2]	Manager’s Marketing Director	67	Jan 2016

______________________

1 The Company is managed by World Tree Technologies, Inc., (the “Manager”). Each of the Manager’s Directors and Officers perform services for the issuer consistent with the titles and positions listed in the above table.

2 Dr. Catherine Key and Leslie Bolton are husband and wife.

3 Wendy Burton and Angela Nauta are siblings.

Wendy Burton

Wendy Burton, the Founder and Chairman of World Tree Technologies, Inc. has over 24 years of experience with the Empress Splendor tree. Wendy is a self-professed tree-hugging entrepreneur who cares deeply for our Planet Earth. She has been the motivating force behind the regeneration of our climate’s condition, and the protection of our old growth forests through the planting of Empress Splendor trees since she founded World Tree.

Wendy founded World Tree Technologies, Inc. in 2002, and during the first 5 years of operations, Ms. Burton traveled to Brazil, Paraguay, Australia, New Zealand and various locations in the US in order to expand her knowledge in how to successfully grow and manage the Empress Splendor tree. Wendy has met and worked with many of the experts in the field, including agronomist Alex Jay, who is now an advisor to World Tree.

While visiting Brazil, she witnessed first-hand the destruction of the Amazon rainforest which reinforced her decision to move to a plantation-based timber in an effort to stop the destruction of the rainforest and old growth timber on a global scale.

Wendy’s expertise in this field includes hands-on experience, having manually planted over 6,000 trees in Arizona. She also had acquired a property in Georgia with a total of 841 acres of two-year-old Empress Splendor trees. She managed, grew, pruned, fertilized and cared for them developing many of World Tree’s best growing practices throughout the process.

Having a strong background in the initial planning and planting of the trees’ growth cycle Wendy took it upon herself to further develop her education. Wendy then acquired a lease option purchase of 47 acres in Georgia of 10-year-old Empress Splendor trees where she gained the valuable experience of harvesting a full plantation, on-site milling, kiln-drying and sale of the lumber. Shortly thereafter, she landed her first contract with Fender guitars, who were amazed with the quality of the wood, and they began development on a line of telecaster and Stratocaster guitars.

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Through Wendy’s unflappable efforts she became an integral figure throughout the industry and was affectionately deemed the name, “Treelady” from her clients and colleagues. The story of the Empress Splendor began to spread, and eventually caught attention of Morley Safer of ‘60 Minutes’10. His company, The American Environmental Review, did a short documentary on World Tree. Both Wendy and the Empress Splendor tree were also featured on Oprah (as an audience member) and Connie Selleca’s ‘Family and Home’. Many celebrities of note have since acquired trees for their own properties including Oprah, Maria Shriver, Dolly Parton, and Wayne Newton. In 2018 Wendy initiated the very first “Presidential Harvest”, having connected with President Jimmy Carter and reaching an agreement to harvest his Empress Splendor plantation in Plains, Georgia. She has since acquired World Tree’s first lumber warehouse and along with her support team has begun the marketing and sale of Empress Splendor lumber.

The Treelady has spent much of her professional career in marketing and sales producing outstanding results with proven leadership skills. Prior to the inception of World Tree, Wendy was the Vice President of Corporate Communications for National Scientific Inc.11 and was solely in charge of investor relations and press releases. Wendy’s dynamic vision and unassuming charisma were instrumental in the company’s unprecedented performance during her tenure. Prior to National Scientific, Wendy served at both Intercell Corporation and Halo Gaming Corp., each of which saw positive performance throughout her employment. She has been responsible for producing successful results working in the investor relations field, which has included IPOs, private placements and seed capital ventures.

Wendy is an advocate and dedicated spokeswoman for the change we all want to see in the world. She is Canadian born, but lived in Scottsdale, Arizona for 17 years when she first started World Tree. She is the proud mother of two grown children, Curtis and Nicholas (both of whom currently work for World Tree) and Grandmother (“Nani”) to two wonderful boys who are excited to grow up planting trees in order to save the world - just like the Treelady.

Dr. Catherine Key

Dr. Catherine Key has been the source-person in creating the Eco-Tree Program. She is responsible for the creation of the business structure, legal framework, marketing and presentation materials. Dr. Key works in direct partnership with Wendy Burton and oversees the Farmer support team, management team, investment team, legal counsel and accounting.

Dr. Key has presented World Tree to Canadian and US audiences on the stage of conferences that in include the Social Finance Forum and Sustainatopia, as well as investment groups in cities including Toronto, Vancouver, Los Angeles and Atlanta.

With a PhD in Anthropology, specializing in the economics of cooperation, Dr. Key brings a diverse skillset to the table. She has over 17 years’ experience in business development, marketing and sales and has worked with organizations that include Telus, McGill University, Johnson and Johnson, University of Illinois and the University of British Columbia.

Dr. Key started her professional life as a lecturer in Anthropology at University College London (UCL). Her research was regularly published, and she was one of the first scientists to visit South Africa at the end of Apartheid in 1992. During her ten years at UCL she created and pioneered the use of online educational software. This resulted in her being head-hunted by a Canadian company to help them oversee the roll-out of their multi-million-dollar operation.

Dr. Key moved to Canada in 2001 and ended up starting her own, award-winning software business selling an e-commerce platform called “Conference Company”. Starting from almost nothing, this grew into a successful company, with a global customer base. Dr. Key was highly involved with every level of operations including sales, marketing, customer support, budgeting and relationship building.

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In 2013 Dr. Key sold her software business to become advisor to companies committed to making a significant environmental, community and financial impact. Under her guidance and leadership, the Company created the Eco-Tree Program.

Dr. Key has a declared commitment to making a real difference for people and the planet. For seven years she led programs for one of the largest organizations in the personal and professional development industry, Landmark Worldwide.

Douglas Willmore

Douglas (Doug) Willmore has had an accomplished and diverse career in both the public and private sectors. He recently completed almost five very successful years as the City Manager of the City of Rancho Palos Verdes, CA. Prior to Rancho Palos Verdes, Doug was chosen to lead the turnaround at the City of Bell, CA after the disastrous City Council and administrative scandal that left the City on the verge of bankruptcy. After almost three years at the helm, the City of Bell had fully recovered financially – going from a $200K general fund balance to a $22.5M fund balance with city debt being cut in half – upon Doug’s leaving.

Prior to that, Doug was the Chief Administrative Officer of Salt Lake County, UT for a little over 6 years. He managed more than 4,000 employees and an annual budget of more than $800M. He presented more than $585M in bond offers to Wall Street rating agencies in his time at Salt Lake County. He also led the County during the financial downturn of 2008. Doug increased innovation, efficiency, and collaboration to be able to reduce the annual budget by more than $75M while also increasing service levels and accelerating construction of more than 9 new large public buildings to support the local construction community during the financial downturn.

In the private sector, as the Chief Executive Officer and one of three major shareholders, Doug led the growth and turnaround of a research pathology laboratory from 21 employees and $1.2M in revenue upon joining the company in 1988 to 120 employees and $22.2M in revenue upon the company’s sale in December of 2002. He managed the successful sale of Reference Pathology Services in December 2002 to Ameripath, Inc. for $33.5M. He also worked for USAID in Central America for three years earlier in his career and was a sought-after consultant in breakthrough performance to Fortune 100 companies. He has a BS in Public Administration from George Mason University and a master’s degree in Public Administration from the University of Utah.

Deborah Cullen

Deborah Cullen is an accomplished finance executive with over 30 years’ experience in producing leading outcomes in finance, budgets, accounting, and systems.

Deborah has extensive experience leading and revamping the finance departments within organizations with annual budgets of up to $500 million. She worked for more than 25 years as a finance executive with the US Postal Service (USPS). In her time at USPS, she worked on projects as diverse as: creating a business model for a new $5B business; and, implementing a new financial system for an entire region.

After USPS, she joined STAMPS.com, an internet startup, and was the principal liaison to the USPS. Deborah has also been a senior audit manager for Mayer Hoffman McCann and audited organizations ranging in size from $10M - $150M.

Deborah was also the Finance Director for the City of El Segundo, CA for almost 10 years until 2015. At El Segundo, she oversaw and managed a budget of more than $225M annually. Most recently, she was the Finance Director for the City of Rancho Palos Verdes, CA until October 2019 when she joined World Tree as the CFO. In Rancho Palos Verdes, she completely rebuilt the finance team; restructured the entire accounting and budgeting processes; and, oversaw the migration from an old outdated financial accounting system to a new cloud-based system.

Angela Nauta

Angela Nauta has been involved with World Tree since its early beginnings in 2002. Throughout the company’s progression, she was a driving force behind World Tree’s environmental evolution and was instrumental in the development of its flagship product; the Eco-Tree Program. As World Tree’s Chief Investment Officer, she has presented the program to audiences across Canada and the US and through her knowledge has built strong relationships with exempt market dealers, financial advisors and crowdfunding platforms along the way.

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Angela owns a 69-acre farm and in 2016 became a farmer inside if the Eco-Tree Program, managing a plantation of 1,400 Empress trees. Through her own experience of handling Empress Splendor trees, Angela has been a consistent support to our farmers and our Farmer Support team inside of World Tree. She has worked with many farmers in locations all over the world from Vancouver Island, Southern United States, and as far as Costa Rica.

Angela is a board member of the American Paulownia Association, a membership-based association focused on the best methodologies and procedures for the growth of Paulownia.

Angela’s background includes a certification in clinical therapy and she previously worked as a conflict resolutions support worker, mediator and consultant. Angela’s way with people is what truly makes her special to the World Tree team. She has provided education, knowledge and training to the World Tree staff while managing the Investor Support Team. Her versatility has enabled her to support several departments through client communications, shareholder conversations, farmer support, sales and more.

Angela also specializes in investments outside of World Tree as a financial advocate and coach with expertise in exempt markets, lending and real estate investing. Her other businesses include Lewauta Landholdings Inc. and Hearthstone Enterprises Inc. Her love for people, her passion, and her genuine concern for the environment are what endear her to our investors and client base.

Angela is Wendy’s sister. She currently resides on Vancouver Island, British Columbia, Canada and is the proud Mother of four wonderful grown children and “Nana” to three beautiful granddaughters.

Leslie Bolton (Madhu)

Madhu Bolton has over 30 years’ experience in design, marketing, communications and technology. He has been responsible for all of World Tree Technologies’ marketing for the last four years including the website, brochures, grower’s guides and promotional materials.

With a track record that spans over four decades, Madhu began his career as a typographic designer working for some of the world’s top advertising agencies in London, England. For over 10 years he worked on World Series accounts including Rolex, Remy Martin, General Motors, Time-Life Books and Readers Digest.

In 1981, Madhu moved to the United States where he served as Creative Director for the SYDA Foundation, an international organization that promotes the benefits of meditation and mindfulness. During his tenure at SYDA he was responsible for the early adoption of desktop publishing and the transition of their magazine production from outsourced to in-house, a bold move that reduced production costs by over 50%.

In 1993, Madhu founded his first company, Bolton Associates, where he created a direct-to-digital manuscript processing system for the State University of New York Press. SUNY Press was the first University Press in the United States to adopt this approach, cutting publishing costs by over 30%.

During that time, he also began working on the newly created World Wide Web and became one of the first professional website developers in the world.

Returning to London in 1997, he founded Eyecue Solutions. In association with the Royal London Society for the Blind, Eyecue created ‘Vita’ the world’s first online teaching and learning system that was fully accessible to the blind. In 2000, Vita won the prestigious National Information Society Millennium Award for Excellence in Design, presented at the House of Lords in London. The Vita project and another online learning project with University College London brought Madhu to the attention of Canadian company, Education Online. They hired Madhu and his partner Dr. Cathy Key to consult for them, resulting in a move to Canada in 2001.

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Since 2001, Madhu has helped found and create several online software companies. He developed an online application called ‘Conference Manager’ that is used by universities to manage academic conferences. He was the interface designer and creative director for MyArtChannel where, together with a team of 25 developers, he created a social platform for artists to share and sell their work. After these decades of experience in building and marketing companies, in 2013 Madhu formed Melting Point Media, which provides business and marketing consulting to green businesses. It was in this context that Madhu was introduced to World Tree and collaborated in the creation of the Eco-Tree Program. He was so convinced by the merits of the program that he has become a permanent member of the World Tree management team.

Legal Proceedings Disclaimer

To the best of our knowledge, none of our management team (including the Manager, and the Manager’s officers, directors, and significant employees), during the past five years, has been involved in any legal proceeding of the type required to be disclosed under applicable SEC rules, including:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2019, we compensated our three highest paid executive officers and directors as follows:

Name	Capacity in which compensation was received (e.g., Chief Executive Officer, Director, etc)	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Wendy Burton[1]	Director	$100,590	$100[3]	$100,690
Cathy Key[2]	Chief Operations Officer	$88,636	-	$88,636
Leslie Bolton[2]	Director	$73,864	-	$73,864

____________

1 Salaries are paid by the Manager, World Tree Technologies, Inc.

2 Salaries are paid by World Tree COP Inc., a related party.

3 One million (1,000,000) common shares of World Tree Technologies, Inc., issued at $0.0001 per share (par value).

The issuer has 3 persons acting in the role of director. The aggregate annual compensation of these directors as a group for the fiscal year ended December 31, 2019 was $302,075.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 27, 2020, World Tree USA, LLC’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Voting Series B Units	World Tree Technologies, Inc. 1910 S. Stapley Drive, Suite 221 Mesa, AZ 85204	10,000 Units Capital contribution		100%

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or manager is disqualified from relying on Regulation A+.

Ongoing Reporting Compliance

The Company has not previously failed to comply with the requirements of Regulation A+.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

WORLD TREE USA, LLC

FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS’ REPORT

To the Management and Members

of World Tree USA, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of World Tree USA, LLC (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and members’ equity, and cash flows for the years then ended, and the related notes to the financial statements (the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these ﬁnancial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Tree USA, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid a significant amount of monies to World Tree Technologies, Inc., the Company’s manager (the “Manager”), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager for which were expected to be for future services provided by the Manager were expensed in the accompanying statement of operations during the year ended December 31, 2019. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenue generating operations and requires additional capital to fund operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to these factors are also described on Note 2. The Company’s financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

/s/ dbbmckennon

San Diego, California

April 29, 2020

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WORLD TREE USA, LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

	As of December 31,
	2019	2018
Assets

Current assets:
Cash	$792,816	$149,555
Related party receivable	15,574	5,014

Total current assets	808,390	154,569

Other assets:
Deposit on biological assets - related party - non-current	335,683	14,142
Prepaid expenses - related party - non-current	140,268	-
Biological assets	144,180	39,742

Total assets	$1,428,521	$208,453

Liabilities and Members' Equity

Current liabilities:
Accounts payable	$-	$10,558
Member units to be issued	-	8,095
Total current liabilities	-	18,653

Members' equity:
Members' equity	2,772,601	329,294
Accumulated deficit	(1,344,080)	(139,494)

Total members' equity	1,428,521	189,800

Total liabilities and members' equity	$1,428,521	$208,453

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Revenue:	$-	$-

Operating expenses:
Professional fees	48,234	44,952
Sales and marketing	74,072	22,150
Management fees and operating costs - related party	1,068,861	7,778
Other expenses	13,419	3,494

Total operating expenses	1,204,586	78,374

Net loss	$(1,204,586)	$(78,374)

Weighted average membership unit - basic and diluted	1,226,368	252,290
Net loss per membership unit - basic and diluted	$(0.98)	$(0.31)

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA, LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Members' Equity
	Series A Units		Series B Voting Units		Accumulated
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2017	200,000	$130,000	10,000	$10,000	$(61,120)	$78,880

Proceeds from sale of membership units, net of offering costs	225,296	174,294	-	-	-	174,294
Membership units issued for services	10,000	10,000	-	-	-	10,000
Membership units issued for WTT obligation	5,000	5,000	-	-	-	5,000
Net loss	-	-	-	-	(78,374)	(78,374)
Balance at December 31, 2018	440,296	319,294	10,000	10,000	(139,494)	189,800

Proceeds from sale of membership units, net of offering costs	2,177,825	2,384,776	-	-	-	2,384,776
Membership units issued for services	55,418	58,531	-	-	-	58,531
Net loss	-	-	-	-	(1,204,586)	(1,204,586)
Balance at December 31, 2019	2,673,539	$2,762,601	10,000	$10,000	$(1,344,080)	$1,428,521

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash flows from operating activities:
Net loss	$(1,204,586)	$(78,374)
Adjustments to reconcile net loss
to net cash flows from operating activities:
Fair value of membership units issued for services	58,531	10,000
Changes in operating assets and liabilities:
Accounts payable	(10,558)	10,558
Member units to be issued	(8,095)	8,095

Net cash used in operating activities	(1,164,708)	(49,721)

Cash flows from investing activities:
Related party receivable	(10,560)	26,888
Deposits and purchases of biological assets paid to related party	(566,247)	(11,084)

Net cash provided by (used in) investing activities	(576,807)	15,804

Cash flows from financing activities:
Proceeds from sale of membership units	2,457,575	197,425
Offering costs	(72,799)	(23,131)

Net cash provided by financing activities	2,384,776	174,294

Net increase in cash	643,261	140,377

Cash as of beginning of the year	149,555	9,178

Cash as of end of the year	$792,816	$149,555

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Disclosure of non-cash investing and financing:
Membership units issued for obligation	$-	$5,000

The accompanying notes are an integral part of these financial statements.

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WORLD TREE USA, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC (“WTUSA” or the “Company”) was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company’s address is 1910 South Stapley Dr., Suite 221, Mesa, AZ 85204.

The purpose of the Company is to:

(i)	participate in collective effort to reduce the carbon footprint of the Subscribers through conduct of the Eco-Tree program;

(ii)	produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii)	monetize carbon offset assets created by the Company;

(iv)	make distributions to members upon harvesting ES Trees; and

(v)	engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre revenue generation stage. The Company’s business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company’s control could cause fluctuations in these conditions. To mitigate this risks the company has chosen to plant its ES trees in different locations in four different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. (“WTT”), for all aspects of the Company’s operations. WTT contracts directly with the farmers for the growth of the Company’s trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 15 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately three years, growing to maturity, cultivating and harvesting the ES trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiation such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES trees. To date WTT has generated a limited amount of capital from the sale of ES trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund their operations. During 2019, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the year ended December 31, 2019, as the monies were expended by WTT. See Note 4 for additional information.

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NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The proposed business of the Company involves a high degree of risk and is dependent on the success of raising funds through an offer and sale of non-voting Series A units and on the Company achieving profitability. There is no assurance that the Company will be able to raise the funds necessary to finance the Company’s activities as disclosed in Note 1. The Company has significant commercial and economic dependence on WTT, a related party (Notes 1, 4 and 6). In addition, the Company is subject to significant risk due to the long-term nature of generating revenue from the harvesting of trees. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management’s Plans

During the year ended December 31, 2019, the Company raised $2,384,776 in net proceeds from the sale of Series A Units through a private offering, Regulation CF, Regulation D and the current Regulation A+ offering. Subsequent to year end, the Company has raised an additional $370,667 in net proceeds through additional sales of Series A Units through the Regulation A+ offering. Management believes that the current capital on hand is sufficient enough to fund operations on an ongoing basis. The Company will continue to focus on completing the full raise planned in the Reg A+ offering and is expected to plant almost 4,500 acres of trees in 2020. In addition, the company remains focused on working with select larger institutional investors on larger plantings. The Company will make those details available as they become more definite.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash on hand.

Fair Value of Financial Instruments

All financial instruments are initially measured at fair value. Financial assets and financial liabilities are measured subsequently based on their classification.

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Financial assets are classified as either fair value through profit or loss, loans and receivables, held to maturity, or available for sale. Financial liabilities are classified as fair value through profit or loss, or other financial liabilities. Financial assets or liabilities at fair value through profit or loss include instruments classified as held-for-trading or designated upon initial recognition at fair value through profit or loss. Financial assets or liabilities at fair value through profit or loss are measured at fair value with all gains and losses included in net income in the period in which they arise. Available for sale financial assets are measured at fair value with gains and losses, net of tax, included in other comprehensive income until the instruments are derecognized or impaired, at which time the gains or losses are recorded in net income. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.

Financial assets, other than those measured at fair value through profit or loss, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the asset have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels of valuation hierarchy are defined as follows:

•	Level 1. Observable inputs such as quoted prices in active markets;

•	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

•	Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets contains the assumption that the fair value of biological assets can be measured reliably. This assumption can be rebutted at the early stage of an asset's life and when fair value is not reliably determined. The trees have had little biological transformation since the initial costs were incurred and therefore cost approximates fair value. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition. Costs relating to ongoing management of the trees are expensed as farmer support costs as they are incurred.

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The trees are recognized as biological assets when they are received by the Company’s farmers. As of December 31, 2019, and 2018, 50,341 and 14,000 trees representing a cost of $144,180 and $39,742, respectively.

For every 2,000 Units issued related to the 2016, 2018 and 2019 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 trees per acre harvested; 30 additional trees per acre are available for replacement within the first two years.

As of December 31, 2019, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019 Offering
Units issued for which trees will be planted	200,000	1,144,184	1,258,937
Total Trees to be Purchased	14,000	80,093	88,126
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	62,930	69,242
Total Trees for future replacement (30 trees per 2,000 units)	3,000	17,163	18,884
Total Trees Planted	8,179	39,804	-
Total Trees to be Planted	2,821	23,126	69,242

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2019 and 2018, there were no potentially dilutive securities.

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Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2010. Early adoption is permitted. The Company does not expect the new standard to have a material impact on the Company’s financial reporting and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard replaces all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The guidance is effective for interim and annual periods beginning after December 31, 2018, and has been adopted by the Company on January 1, 2019 for which there was no impact to the financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As at December 31, 2019 and 2018, World Tree Technologies, Inc. (“WTT”), the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2018 Series A Unit Offering

In connection with the 2018 Series A Unit offering and the current management agreement, fees expected to be paid to WTT consist of the following: 1) $2.25 per tree (biological asset); 2) $0.20 per tree for purchasing; 3) $0.40 per tree for shipping and handling to the farmer; 4) $2.00 per tree farmer support fee for which is paid to WTT to cover costs in connection with semi-annual communications with the farmers; 5) $0.50 per tree as a farmer bonus paid to WTT which is turn is remitted to the farmer; 6) $0.40 per tree for general and administrative expenses; 7) $1.00 per tree for marketing; 8) $2.75 per tree for management fees; 9) $0.40 per tree for investor relations; and 10) $0.40 per tree for brokering lumber. Farmer support, marketing, and management fees increase at the point at which there are at least 1,000 acres of trees under management. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

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Below is a summary of all payments made to WTT for December 31, 2019 and 2018, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/17	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/18	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/19
Deposit on Future Tree Stock	$18,980	$8,750	$16,380	$11,350	$349,022	$89,559	$270,813
Tree Order Staffing & Administration	3,338	778	2,880	1,236	29,446	7,961	22,721
Shipping & Handling	-	1,556	-	1,556	56,515	15,922	42,149
Writeoff						(9,004)
Total	$22,318	$11,084	$19,260	$14,142	$434,983	$104,438	$335,683

Fee Description	Prepaid Expenses Balance 12/31/17	Payments	Expensed	Prepaid Expenses Balance 12/31/18	Payments	Expensed	Prepaid Expenses Balance 12/31/19
Accounting, Annual Reports	-	-	-	$-	98,725	98,725	$-
Farmer Support	-	7,778	7,778	-	375,427	375,427	-
Management Fees	-	-	-	-	473,815	473,815	-
Investor Relations	-	-	-	-	60,447	60,447	-
Office Overhead	-	-	-	-	60,447	60,447	-
Brokering Lumber	-	-	-	-	64,709	-	64,709
Farmer Bonus	-	-	-	-	75,559	-	75,559
Total	$-	$7,778	$7,778	$-	$1,209,129	$1,068,861	$140,268

Short-term Advances

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2019 and 2018, total amounts due to the Company from WTT were $15,574 and $5,014, respectively.

See Notes 1, 3, 5 and 6 for additional related party transactions.

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NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2019 Transactions

During the year ended December 31, 2019, the Company issued 2,177,825 Series A Units for gross proceeds of $2,457,575. The Company incurred $72,799 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2019, the Company issued 19,873 Series A Units to an individual for services rendered related to the 2018 Offering. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $19,873 offset the proceeds of the Series A Units issued during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 8,450 Series A Units to an individual for professional services rendered. The Series A Units were valued at $1.25 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,563 was recorded within professional fee expense on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 17,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $17,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company issued 2,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.50 per unit. The total value of $3,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2019.

2018 Transactions

During the year ended December 31, 2018, the Company issued 225,296 Series A Units for gross proceeds of $197,425. The Company incurred $23,131 in offering costs in connection with the sale of the Series A Units for which offset the proceeds.

During the year ended December 31, 2018, the Company issued 10,000 Series A Units to an individual for marketing services rendered. The Series A Units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. Total compensation expense of $10,000 was recorded within sales and marketing on the statement of operations during the year ended December 31, 2018.

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During the year ended December 31, 2018, the Company issued 5,000 Series A Units to an individual in satisfaction of a liability incurred at WTT. The units were valued at $1.00 per unit based upon the rate to which other Series A Units were being sold to third parties. The total value of $5,000 was recorded as an increase to the related party receivable within the balance sheet during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company entered into an agreement with a professional to perform advisory services. In connection with the agreement, the professional agreed to allocate a portion of the monthly billings to be satisfied with Series A Units. As of December 31, 2018, total Series A Units to be issued were 8,095 in satisfaction of $8,095. The amount has been recorded as members’ units to be issued on the accompanying balance sheet as of December 31, 2018. The Series A Units were issued in 2019.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company’s credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been received.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company’s 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company has issued 299,447 Series A Units for $370,667 in net proceeds.

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The Company has also paid management fees to WTT totaling $500,982 and $156,844 for marketing fees not previously paid.

Deposit on Future Tree Stock	$96,640
Tree Order Staffing & Administration	7,731
Shipping & Handling	15,462
Accounting, Annual Reports	53,732
Farmer Support	121,380
Management Fees	138,002
Investor Relations	15,462
Office Overhead	15,462
Brokering Lumber	17,782
Farmer Bonus	19,328
Total Paid to WTT:	500,982

Marketing	156,844

Total paid to WTT subsequent to December 31, 2019:	$657,826

Subsequent to December 31, 2019, the Company advanced $150,000 to WTT. The advance doesn’t incur interest and is due on demand.

As stated in the 2019 Offering Circular Form I-A -Estimated Use of Proceeds, “The Company may pay an aggregate of up to 10.0% of subscription proceeds to licensed and registered broker dealers.” Currently, the Company entered into an agreement with a broker dealer that includes commissions ranging from 3.0% up to a maximum 6.0% in cash fees and marketing allowance. In addition, the broker dealer will receive 2,000 Series A Units per each $250,000 raised as additional compensation.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company has limited its travel visits to farmer, but is not aware of any significant financial impacts resulting from COVID-19.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2019 to April 29, 2020 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

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ITEM 8. EXHIBITS

INDEX TO EXHIBITS

Exhibit 2	Articles of Organization – World Tree USA, LLC (Nevada) (1)
Exhibit 3	Amended Operating Agreement – World Tree USA, LLC (1)
Exhibit 4	Subscription Agreement (1)
Exhibit 8	Escrow Services Agreement with Boston Private Bank (2)

____________

(1) Incorporated by reference to the Registrant’s Amended Offering Statement on Form 1-A/A (File No. 024-11051), filed with the Securities and Exchange Commission on September 12, 2019.

(2) Incorporated by reference to the Registrant’s Post-Qualification Offering Statement on Form 1-A POS (File No. 024-11051), filed with the Securities and Exchange Commission on March 12, 2020.

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned., thereunto duly authorized.

World Tree USA, LLC

By:	/s/ Douglas Willmore
Name:	Douglas Willmore
Title:	CEO
Date:	April 29, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Wendy Burton	Founder & Chair of the Manager	April 29, 2020

/s/ Catherine Key	President, COO & Director of the Manager	April 29, 2020

/s/ Douglas Willmore	CEO	April 29, 2020

/s/ Deborah Cullen	CFO of the Manager	April 29, 2020

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